UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number 001-14620

CRYSTALLEX INTERNATIONAL CORPORATION

(Translation of registrant’s name into English)

8 King Street East, Suite 1201

Toronto, Ontario, Canada M5C 1B5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated June 18, 2012.

For Immediate Release	June 18, 2012 RM: 7 – 12

Crystallex Obtains a Court Order to Delay its Annual Meeting and

Announces the Dismissal of the Appeal of its DIP Financing

TORONTO, ONTARIO, June 18, 2012 – Crystallex International Corporation (OTCBB: CRYFQ) (“Crystallex” or the “Company”) announced today that it has obtained a court order which allows it to delay holding its annual meeting pending a further order of the Court. Crystallex filed for creditor protection in Canada on December 23, 2011.

In lieu of issuing a management information circular in respect of its 2011 fiscal year at this time, Crystallex will prepare and file with applicable Canadian securities regulatory authorities, and will also distribute to its shareholders, an information document that will contain information substantially similar to that required to be set out in a management information circular, including disclosure regarding the board of directors, executive and director compensation and corporate governance practices. The information document will be filed on SEDAR at www.sedar.com under the Company’s profile and is expected to be mailed to shareholders (together with the Company’s audited fiscal 2011 financial results) later this year.

The Company is also pleased to announce that the Court of Appeal (Ontario) has dismissed the appeal by the holders of the Company’s $100,000,000 unsecured notes of the orders made by the Ontario Superior Court of Justice (Commercial List) on April 16, 2012 (refer to Crystallex’s press release of April 23, 2012) approving the Company’s debtor-in-possession financing (the “DIP Financing”) and the Company’s Management Incentive Plan. The orders approving the DIP Financing and the Management Incentive Plan, as well as the endorsement of these orders, are available at the monitor’s website at www.ey.com/ca/crystallex. The noteholders have advised the Company that it is their intention to seek leave to appeal the decision of the Court of Appeal to the Supreme Court of Canada.

About Crystallex

Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company’s principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS: Certain statements included or incorporated by reference in this press release, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,”“schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, financial, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available under the Company’s profile on SEDAR at www.sedar.com (including, in particular, the “Risk Factors” section of the Company’s annual information form dated March 31, 2011 and the Company’s management’s discussion and analysis of financial position and results of operations for the nine month period ended September 30, 2011, incorporated herein by reference) and the documents relating to the CCAA proceedings available on the Monitor’s website. Forward-looking statements are made as of the date of this press release, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION (Registrant)

By:	/s/ Richard Marshall
Name: Richard Marshall
Title: Vice President

Date: June 19, 2012